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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Magic Software Announces Support for IBM’s i5/OS V5R4 (iSeries)

Access to Trial Versions of Magic’s eDeveloper and iBOLT to be Included in Every IBM System i5 Shipment Inside the Box

COMMON Spring 2006 IT Education Conference & Expo, Minneapolis, MN (March 27, 2006) - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that its Integrated Services Environment, including both its iBOLT Integration Suite and eDeveloper composite application development and deployment platform, have been tested and proven compatible with the latest IBM System i5 operating system release of i5/OS, V5R4.

Magic Software’s iBOLT and eDeveloper previously earned IBM ServerProven status, which signifies a software solution that is proven scalable and reliable on IBM servers. As a member of the System i Tools Innovation Network, Magic Software was included in the new Try and Buy CD-ROM being distributed at the COMMON Conference and Exposition in Minneapolis this week. The CD-ROM will also be shipped inside the box with every IBM System i5.

Magic Software worked with IBM and conducted rigorous testing using both the beta copy and final release of i5/OS, V5R4. Magic’s Research and Development Center, Support Center and Quality Assurance Labs were all involved in a comprehensive evaluation of system functionality with the latest versions of eDeveloper and iBOLT.

Avigdor Luttinger, Magic Software VP of Marketing and Corporate Strategy., said, "As IBM continues to enhance and improve its i5 Server product, Magic continues to align its offering and add value to this extraordinary application platform. Magic Software looks forward to supporting both its existing and new customers and partners as they move to this new release in the coming year."

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: March 27, 2006